

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2008

<u>via U.S. mail and facsimile</u>

Mr. Rod Wallace, Chief Executive Officer
North American Technologies Group, Inc
429 Memory Lane
Marshall, Texas 75672

RE: North American Technologies Group, Inc
Form 10-KSB for the Fiscal Year Ended September 30, 2007
File No. 0-16217

Dear Mr. Wallace:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief